Filed by Biomira Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 000-19451

The following is a transcript of a conference call/webcast made to members of the financial analyst community and investors by Robert L. Kirkman, President and Chief Executive Officer of Biomira Corporation and Biomira Inc.

This document contains forward-looking statements that involve risks and uncertainties, including risks and uncertainties related to the proposed reincorporation transaction, Biomira’s business and the general economic environment.  Many of these risks and uncertainties are beyond Biomira’s control.  These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements.  Risks, uncertainties, and assumptions include the possibility that the proposed arrangement and reincorporation may not be completed as a result of failure to obtain shareholder, judicial and/or regulatory approvals or for other reasons; that the anticipated benefits of the reincorporation, including our ability to increase our profile among U.S. institutional investors and to attract and retain scientific and administrative personnel by locating in a larger biotechnology center, may not be realized; the anticipated benefits of the effective reverse stock split, including a higher trading price for the common stock of Biomira Corporation and increased attention and interest from institutional investors may not be realized; and the other risks and uncertainties described in the reports and other documents, including the registration statement on Form S-4, filed with the United States Securities and Exchange Commission (the “SEC”) and/or Canadian regulatory authorities.

On September 12, 2007, Biomira Corporation and Biomira Inc. filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus and other relevant materials in connection with the arrangement described in this document.  If the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to the shareholders of Biomira Inc.  Investors and security holders of Biomira Inc. are urged to read this information carefully, including the proxy statement/prospectus, as they contain important information about Biomira Inc., Biomira Corporation, and the proposed plan of arrangement.  The proxy statement/prospectus and all other documents filed by either Biomira Corporation or Biomira Inc. are available free of charge at the web site maintained by the SEC at www.sec.gov.  Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com.  In addition, investors and security holders may obtain free copies of the documents that Biomira Inc. and Biomira Corporation have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira Inc., 2011 – 94 St. Edmonton, AB, Canada  T6N 1H1  Attn: Investor Relations, telephone: (780) 450-3761, ext. 818.  Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

Biomira Inc., Biomira Corporation, Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Biomira Corporation, Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Biomira Corporation, and certain of Biomira Inc. and Biomira Corporation’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement.  The other executive officers and directors of Biomira Inc. or Biomira Corporation who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date.  A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Biomira Corporation are set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 described above.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the preliminary proxy statement/prospectus filed with the SEC on September 12, 2007 as part of the registration statement on Form S-4 and, when and if it becomes available, the definitive proxy statement/prospectus.

ANNOUNCEMENT OF THE ARRANGEMENT/REINCORPORATION

BY

BIOMIRA CORPORATION

AND

BIOMIRA INC.

September 12, 2007

10:00 a.m. (Eastern)

Julie Rathbun

Thank you and welcome to this morning’s Biomira conference call. In a moment, Robert L. Kirkman, Biomira’s President and Chief Executive Officer will speak to you about this morning’s announcement of a plan to reincorporate Biomira in the United States.  He also will provide an update on Biomira’s progress over the last year and discuss the company’s objectives in the months ahead.  First, however, I would like to remind you that today’s call will contain forward looking statements within the meaning of applicable Canadian and United States securities laws.  These forward-looking statements include statements about the anticipated benefits of a proposed reincorporation transaction into the United States and statements about the anticipated development of our business.  These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from currently anticipated results.  In particular, we may not experience the currently anticipated benefits of the reincorporation, and our biopharmaceutical business is subject to substantial risks associated with the outcome of clinical trials and regulatory approvals.  For additional risks affecting the proposed transaction and our business, please refer to the section captioned “Risk Factors” in the registration statement on Form S-4 filed by Biomira Corporation with the SEC and on SEDAR and in the other filings we make with the SEC and Canadian regulatory authorities.

I will now turn the call over to Dr. Kirkman:

Dr. Kirkman

Thanks, Julie.  And thanks to all of you for your time this morning.

Earlier today, Biomira announced our intention to become a Delaware corporation and to relocate our headquarters to the United States.  I want to take this opportunity to explain to you, our shareholders, our strategic rationale for this move.  We believe we have very good reasons for undertaking it.  I also want to provide some information about the process needed to make this transition.

First, let me be clear that our board believes this move is in the best interests of our shareholders.   The move is all about our efforts to increase shareholder value.  Your Board and your management team strongly believe that moving the corporate headquarters to a major biotechnology center will raise the profile of the company, which is expected to help attract interest from a broader pool of institutional investors and from potential employees.  We have a great story to tell, and we want to tell it from a higher pulpit.

That story involves a great pipeline of cancer drugs in development.  Our lead candidate, Stimuvax, is moving forward in a Phase 3 trial in non-small cell lung cancer with our partner, Merck KGaA.  In the Phase 2b trial, in a patient population similar to the one being addressed in the Phase 3 trial, Stimuvax demonstrated a survival advantage of over 17 months.  Just last week, updated survival results from the Phase 2b trial were presented at the International Association for the Study of Lung Cancer (IASLC) Congress in Seoul, South Korea.  The updated survival results show that approximately twice as many patients were still alive at three years in the Stimuvax arm compared with the control arm.   If results like these are statistically confirmed in the Phase 3 trial, we believe the market for Stimuvax in this indication alone will be substantial.

We are also very excited about the newer parts of our pipeline.  Our first two small molecules to enter the clinic have the potential to be first in class.  We believe PX-12 is the only inhibitor of its target, thioredoxin, in clinical trials.  To our knowledge, PX-478, for which we initiated a Phase 1 trial last month, is the first small molecule compound in the clinic to directly lower levels of HIF1-alpha, a very important target.  And there are valuable preclinical assets behind these.

We believe we have a very strong pipeline and we believe that our intended relocation will help bring attention to these assets and help to drive shareholder value. This isn’t just our opinion.  We undertook a thorough analysis of the risks and benefits associated with this move.  As part of that analysis, we talked to major biotechnology investors and to multiple investment banks, and the overwhelming sentiment was that reincorporating in the United States would be a positive step for the company and our shareholders.  In reaching its conclusion, our Board also relied on a formal fairness opinion from one of our bankers, Janney Montgomery Scott.  Their analysis demonstrated that, for companies with products in comparable stages of development, those companies headquartered in the US had both higher valuations and greater trading volumes than those headquartered in Canada.

We think there are multiple benefits to becoming a U.S. company.  The United States is home to a much larger pool of investors and investment capital devoted to the biopharmaceutical industry.  We believe that many of the U.S.-based investors in development stage pharmaceutical companies like Biomira are inclined toward making investments in companies with U.S. based management, operations, and legal and corporate structures.  The Board believes that reincorporating in the U.S. will thus expand our potential institutional investor base.  We believe an expanded institutional investor base would be particularly beneficial if we seek future financing, as it may allow us to raise additional capital at potentially higher valuations with correspondingly less dilution to our existing shareholders.

Our analysis also suggests that there will be operational advantages to the relocation, particularly in the recruitment of key management personnel.  We have historically experienced substantial difficulty in attracting key management and scientific talent to Edmonton.  By locating some of our principal functions in the Seattle market with a larger biotechnology workforce, we believe we will be more able to attract the experienced managers and employees that will be necessary to support our future growth and development.  We believe that having ready access to a highly qualified pool of potential employees, support services and industry networks will benefit all Biomira shareholders.

This doesn’t mean that we will be greatly expanding our workforce or that we will be disrupting our existing Canadian operations.  We have a highly skilled, productive, and dedicated workforce in Edmonton and we intend to maintain that operation.  However, as we build out our clinical development team, particularly with respect to the development of our small molecule pipeline, we intend to do that in the Seattle area.  As some of you may know, Seattle has a vibrant biotechnology community and being part of that community is expected to provide us personnel and support resources that are not available in our current location.

Let me turn now to the process we are going through to effect this relocation.  Today we have filed with the United States Securities and Exchange Commission a registration statement on form S-4 for the purpose of registering the securities of the new US parent company.  This document, which the SEC has not yet declared effective, describes a somewhat complex process consisting of two triangular mergers, the net effect of which will be to redomicile Biomira in the U.S., and exchange the existing Biomira common shares for common stock of the new parent company.

This common share exchange will be on a one for six basis, resulting in an effective reverse split of six to one.  The management and Board of Directors of Biomira believe this will result in a higher trading price, that it is in the best interest of the Biomira shareholders, and that it will ultimately result in increased shareholder value.  A higher share price may allow investment in Biomira by institutional investors whose policies preclude the purchase of lower-priced stocks.  It will allow for purchases on margin.  It will mitigate the risk of delisting from NASDAQ based on the $1 per share minimum bid price rule.  With the large number of shares we currently have outstanding, we believe there is an expectation in the market place that we are contemplating a reverse split, which may be having an adverse effect on stock price appreciation.  For all these reasons, we believe that effecting the reverse split and improving our capital structure will be a positive event, in the best interests of you, our shareholders.

The double triangular merger process has been designed in order to make the transaction be as tax efficient as possible, both with respect to preserving our tax losses in various jurisdictions and with respect to its impact on our shareholders.  We believe that we will be able to preserve our tax losses under this structure, either for later use or, possibly, to allow their sale for cash.  We also believe that this will not create a taxable event for our U.S. based shareholders.  For Canadian shareholders, the second merger will create a taxable event, and we could not reasonably avoid this.  Of course, whether any taxes are due, or whether there is, in fact, a tax loss, will depend upon your cost basis in the shares.

Under the Canadian Business Corporations Act, the process we are proposing will require the approval of the Alberta Court of Queen’s Bench of what is referred to as a plan of arrangement. Upon receipt of an interim order from the Court and upon the S-4 becoming effective, we will mail you a proxy statement/prospectus and call for a shareholder’s meeting.  Exactly when this will take place is uncertain at this time, and will largely depend on the SEC review process for the S-4.  We hope it will happen later this year and that we can count on your support for this transaction.

All of this is part of a year-long process in which your Board and management have been working very hard to rebuild Biomira with the goal of creating sustainable long-term value for our shareholders while realizing our vision of improving the care and lives of cancer patients.  It has been just over one year since I became CEO at Biomira, and I believe that in that time our company has made significant progress toward positioning itself for long-term growth and success.  Here’s what we have done in this first year:

1.  First, we greatly expanded the pipeline of products in development with our acquisition last October of ProlX Pharmaceuticals.  This transaction brought in a portfolio of exciting small molecule compounds that target several very promising cancer-related signaling pathways.  These compounds have broadened our technology base and given us more chances to succeed.  Each compound in the portfolio is a new potential product opportunity for our company.  And each addresses potentially very large markets.  For example, PX-478 has been demonstrated to lower levels of the angiogenesis factor VEGF in animal models.  Should this also prove to be the case in clinical trials, PX-478, an orally available small molecule, may be useful as an anti-angiogenic agent.  The anti-angiogenesis market in oncology is already substantial.  For example, Avastin, an antibody from Genentech which also targets VEGF, had sales of approximately $1.7 billion in the US in 2006, according to Genentech.

2.  Second, we set out clear development objectives and worked diligently to meet them.  So far, we are right on schedule.  We started a Phase II trial with PX-12 in advanced pancreatic cancer at the beginning of the year, and we are working to expand the indications for which we are studying this compound.  We filed the IND for PX-478 on schedule at mid-year, and the first patient was treated in a Phase 1 trial in August.  We selected PX-866 as our next clinical candidate, and are on track to file the IND for this by year end.  We believe that setting and hitting clearly defined objectives are important for our credibility with you, our shareholders, and this credibility is very important to me.

3.  Third, we completed the transfer of the clinical development of Stimuvax to Merck and they have initiated the Phase 3 trial in non-small cell lung cancer.  We believe it is very important that this trial is of significant size and is being conducted by a partner with the necessary resources and experience to carry out a large trial expeditiously, so that we can see the potential benefits as quickly as possible.  Biomira continues to play an important role in Stimuvax development.  The Phase 3 trial is being conducted with a Special Protocol Assessment from the FDA, which Biomira’s regulatory team was responsible for obtaining prior to the transfer of the IND.  We are manufacturing the clinical trial material for this trial, both Stimuvax and placebo.  And we obviously have a significant stake in the outcome of the trial.

4.  Fourth, we completed and signed the amended and restated collaboration and supply agreements with our partner, Merck KGaA.  These revised agreements have several benefits for Biomira.  Most importantly, they provide for new near-term milestones, which we believe we will meet before the end of next year and which provide us with approximately six additional months of runway.  These milestone payments will largely cover process development and scale up costs that Biomira would otherwise have had to fund on its own.  The new agreements also clarify a number of other issues, which will make for a better and more secure long term partnership between the two companies.

5.  Fifth, we improved the financial position of the company.  We completed a financing last December, which raised approximately $13 million U.S.   Together with the renegotiated Merck KGaA arrangement, we believe this provides us funds to support our operations through the end of 2008.

We believe all five of these steps are very important to building long term value, and we believe that the next important step in the process is the reincorporation we are now proposing.

We recognize that our many achievements and our great opportunities have not yet been reflected in our share price, and we are working hard to rectify that.  Moving the company and fixing the capital structure are critical parts of this process, and we strongly believe both will be beneficial to the Biomira shareholders.  Once we have sent you your proxy and set a date for the important shareholder meeting, we hope that you will vote and that you will support us in this endeavor.  In the meantime, I encourage you to call with any questions that you may have.  I look forward to speaking with you.

At this time, we would be happy to answer questions.

Biomira Inc.

Question and Dr. Kirkman’s Answer after Webcast

Vernon Bernandino of Rodman & Renshaw

Question:  Just wondering what the cost will be going forward re the reorganization and also re reporting Canadian dollars how that will be handled?

Dr. Kirkman’s Answer:  With respect o the cost there are some legal and accounting fees that are typical for a registration statement that’s what they are limit4ed to.  As for the reporting currency, the S-4 that we just filed is filed of course according to US GAAP and in US dollars.  We will continue to report after the reincorporation in US dollars and according to US GAAP

Question:  What are the anticipated milestones near-term for the start trial and how protected is the ProlX portfolio from a potential takeover of your company?

Dr. Kirkman’s Answer:  With respect to the start trial that is as you are well aware a 1300 patient plus survival trial of the guidance that both we and Merck have given with respect to that trial which we expect it to conclude in sometime 2011.  So obviously it’s a while before we expect to have any milestones with respect to the start trial itself.  There are early stopping rules but we are not predicting that that will happen.

With respect to the ProlX compounds I’m not sure I understand the question precisely.  If the question is do we have adequate IP protection, we think that we do.  With respect to any potential takeover of this Company obviously I can’t comment on that.

Brian Rye of Janney Montgomery

Question:  Bob you talk about moving the headquarters to Seattle and that should help attract people from a greater talent pool to fill various needs.  I believe you are looking for a chief medical officer.  Can you talk about what other positions or other needs you think you may have and look to fill in Seattle.

Dr. Kirkman’s Answer:  clearly building out the clinical development team for small molecules is the most important and then finding a chief medical officer with the right experience in oncology is a very high priority for the company.  But she/he can’t do the work in isolation.  There need to be teams of people underneath particularly clinical research assistants.  There is just a larger pool of those people with the necessary experience in the major biotechnology center like Seattle.

Question:  And given the focus on the ProlX pipeline and I believe they were headquartered in Tucson before the acquisition.  Are you looking to move any of those people to Seattle?

Dr. Kirkman’s Answer:  That’s an operational decision that we haven’t made yet.  For the moment that’s not part of the plan we are announcing today.  We are really talking about a clinical development team for those products.  The group that is in Tucson at this point is largely preclinical in nature.

Vernon Bernandino of Rodman & Renshaw

Question:  Hi thanks for taking my follow up questions.  Regarding Stimuvax, just wondering if you could over again the process royalty structure for sales of Stimuvax as well as manufacturing and also if you could please go over if there are any changes to the total deal terms. . . What is the total size of any agreement as well as any additional milestones that you expect to be paid.

Dr. Kirkman’s Answer:  Well the precise financial terms of this agreement are not public.  The structure is that Merck is responsible for the further clinical development and marketing of the this project worldwide in all indications so they are responsible for paying for all of the clinical trial expenses going forward.  At commercialization should that happen, Biomira will receive a very substantial royalty.  We subtract from that the cost of goods which are our responsibility and the net which we expect to be very solidly in the double digits is ours.  The agreement had a number of things in it but as we have announced there are some new near term milestones the total; amount we believe are sufficient to fund our operations for an additional six months.  We did not change the long term net benefit to Biomira as a result of this.

Question:  Well upon its approval will you recognize the significant milestone payment?

Dr. Kirkman’s Answer:  There are milestone payments that are directly related to approval.  That’s correct.

Question:  And on the ProlX compound do you have plans or if you could characterize any partnership discussions for those compounds?

Dr. Kirkman’s Answer:  We expect at some point that we will seek partners for those compounds.  We don’t talk about discussions in progress.